SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

Cambridge Heart, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

131910101

(CUSIP Number)

December 23, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131910101	SCHEDULE 13G	Page 2 of 5

(1)	Names of reporting persons Vicente Madrigal
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 6,585,367
(6) Shared voting power: 0
(7) Sole dispositive power: 6,585,367
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 6,585,367
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9: 9.21%
(12)	Type of reporting person (see instructions): IN

CUSIP No. 131910101	SCHEDULE 13G	Page 3 of 5

Item 1.	(a)	Name of Issuer:

Cambridge Heart, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

100 Ames Pond Drive Tewksbury, MA 01876

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is filed on behalf of Vicente Madrigal (the “Reporting Person”).

	(b)	Address or Principal Business Office or, if none, Residence:

The address for the Reporting Person is 79 East 79th Street, Apartment 12, New York, New York 10075.

	(c)	Citizenship:

See Item 4 of the attached cover page.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001

	(e)	CUSIP No.:

131910101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 131910101	SCHEDULE 13G	Page 4 of 5

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

The Reporting Person is the beneficial owner of an aggregate of 6,585,367 shares of Common Stock, including 3,658,537 shares of Common Stock issuable upon conversion of Series D Convertible Preferred Stock and 2,926,830 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock.

(b) Percent of Class (1)

The amount beneficially owned by the Reporting Person represents approximately 9.21% of the total issued and outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote

The Reporting Person has the sole power to vote or direct the vote of 6,585,367 shares.

(ii) Shared power to direct the vote

The Reporting Person has the shared power to vote or direct the vote of 0 shares.

(iii) Sole power to dispose or to direct the disposition of

The Reporting Person has the sole power to dispose or direct the disposition of 6,585,367 shares.

(iv) Shared power to dispose or to direct the disposition of

The Reporting Person has the shared power to dispose or direct the disposition of 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	Based on 64,910,338 shares of Common Stock outstanding as of November 16, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2010

By:	/S/ VICENTE MADRIGAL*
Name:	Vicente Madrigal

*By:	/S/ MICHELLE L. BASIL
Michelle L. Basil, as attorney-in-fact